# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jade Biosciences, Inc., CIK 0001798749
CUSIP: 008064206
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 10/06/2025
Amends the filing with accession number 0000950170-25-062146
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,353,875; sole dispositive power 0; shared dispositive power 10,353,875; aggregate amount beneficially owned 10,353,875 (19.99% of the class)
  Comment: The securities (a) include (i) 1,897,677 shares of common stock, $0.0001 par value per share (the "Common Stock"), 46,381 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 5,754,000 shares of Common Stock issuable upon conversion of 5,754 shares of Series A non-voting convertible preferred stock, par value $0.0001 per share (the "Series A Preferred Stock"), directly held by Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"), and (ii) 2,655,817 shares of Common Stock directly held by Fairmount Healthcare Co-Invest IV L.P., a Delaware limited partnership ("Co-Invest"), and (b) exclude (i) 5,743,825 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 6,868,000 shares of Common Stock issuable upon conversion of 6,868 shares of Series A Preferred Stock, in each case directly held by Fund II, as the exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"), and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 51,795,275 shares of Common Stock outstanding as of October 8, 2025, consisting of (i) 32,626,730 shares of Common Stock outstanding as of August 8, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 13,368,164 shares of Common Stock issued in the Company's private placement on October 6, 2025, as reported in the Company's Current Report on Form 8-K filed on October 7, 2025, (iii) the 46,381 shares of Common Stock underlying the Pre-Funded Warrants, and (iv) the 5,754,000 shares of Common Stock underlying the 5,754 shares of Series A Preferred Stock owned by the Reporting Persons, subject to the respective beneficial ownership limitations.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,698,058; sole dispositive power 0; shared dispositive power 7,698,058; aggregate amount beneficially owned 7,698,058 (14.86% of the class)
  Comment: The securities (a) include 1,897,677 shares of Common Stock, 46,381 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants, and 5,754,000 shares of Common Stock issuable upon conversion of 5,754 shares of Series A Preferred Stock held directly by Fund II and (b) exclude 5,743,825 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and 6,868,000 shares of Common Stock issuable upon conversion of 6,868 shares of Series A Preferred Stock, as the exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
  
  Row 13 is based on 51,795,275 shares of Common Stock outstanding as of October 8, 2025, consisting of (i) 32,626,730 shares of Common Stock outstanding as of August 8, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, (ii) a total of 13,368,164 shares of Common Stock issued in the Company's private placement on October 6, 2025, as reported in the Company's Current Report on Form 8-K filed on October 7, 2025, (iii) the 46,381 shares of Common Stock underlying the Pre-Funded Warrants, and (iv) the 5,754,000 shares of Common Stock underlying the 5,754 shares of Series A Preferred Stock owned by Fund II, subject to the respective beneficial ownership limitations.
- Fairmount Healthcare Co-Invest IV L.P. (CIK 0002042283): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,655,817; sole dispositive power 0; shared dispositive power 2,655,817; aggregate amount beneficially owned 2,655,817 (5.77% of the class)
  Comment: The securities include 2,655,817 shares of Common Stock held directly by Co-Invest.
  
  Row 13 is based on 45,994,894 shares of Common Stock outstanding as of October 8, 2025, consisting of (i) 32,626,730 shares of Common Stock outstanding as of August 8, 2025, as reported in the Company's most recent Quarterly Report on Form 10-Q, and (ii) a total of 13,368,164 shares of Common Stock issued in the Company's private placement on October 6, 2025, as reported in the Company's Current Report on Form 8-K filed on October 7, 2025.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,353,875; sole dispositive power 0; shared dispositive power 10,353,875; aggregate amount beneficially owned 10,353,875 (19.99% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,353,875; sole dispositive power 0; shared dispositive power 10,353,875; aggregate amount beneficially owned 10,353,875 (19.99% of the class)
  Comment: The information in the "Comments" to the cover page for Fairmount Funds Management LLC above is hereby incorporated by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Jade Biosciences, Inc.
Address of issuer's principal executive offices: 221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 1, 2025 (as amended, the "Statement" or the "Schedule 13D") by the Reporting Persons with respect to the Common Stock of the Company. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 10,353,875 shares of Common Stock of the Company, which is comprised of (a) 4,553,494 shares of Common Stock, (b) Pre-Funded Warrants to purchase up to 46,381 shares of Common Stock, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock (and excluding shares of Common Stock issuable upon exercise of the Pre-Funded Warrants in excess of the beneficial ownership limitation), and (c) 5,754,000 shares of Common Stock issuable upon conversion of 5,754 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock (and excluding shares of Common Stock issuable upon conversion of the Series A Preferred Stock in excess of the beneficial ownership limitation).

On October 6, 2025, Fund II purchased a total of (i) 1,333,126 shares of Common Stock and (ii) Pre-Funded Warrants to purchase up to 855,047 shares of Common Stock through a private placement with the Company for an aggregate purchase price of $19,999,815.72. The securities were purchased with working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

Subscription Agreement

On October 6, 2025, the Company entered into a securities purchase agreement (the "Subscription Agreement") for a private investment in public equity ("PIPE") with certain institutional and accredited investors, including Fund II. The PIPE closed on October 8, 2025. Pursuant to the terms of the Subscription Agreement, Fund II purchased a total of 1,333,126 shares of Common Stock at a purchase price of $9.14 per share and Pre-Funded Warrants to purchase 855,047 shares of Common Stock at a purchase price of $9.1399 per Pre-Funded Warrant, which represents the per share purchase price of the shares of Common Stock less the $0.0001 per share exercise price for each Pre-Funded Warrant.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

Pre-Funded Warrants

The Pre-Funded Warrants purchased by Fund II in the PIPE will be exercisable at any time after the date of issuance. A holder of Pre-Funded Warrants may not exercise the warrant if the holder, together with its affiliates, would beneficially own more than 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder of Pre-Funded Warrants may increase or decrease this percentage to a percentage not in excess of 19.99% by providing at least 61 days' prior notice to the Company.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the form of Pre-Funded Warrant, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference

Registration Rights Agreement

In connection with the PIPE, the Company and investors participating in the PIPE, including Fund II, entered into a registration rights agreement (the "Registration Rights Agreement"), which provides that the Company will register the resale of the shares of Common Stock and the shares of Common Stock underlying the Pre-Funded Warrants sold in the PIPE. Common Shares and Warrant Shares. The Company is required to prepare and file a registration statement with the Securities and Exchange Commission no later than the earlier of (a) 45 days following the closing of the PIPE and (b) the business day following the date on which the Company files its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, and to use its reasonable best efforts to have the registration statement declared effective 75 days thereafter, subject to certain exceptions and specified penalties if timely effectiveness is not achieved. The Registration Rights Agreement also provides that the Company is required to pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.4 to this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in rows 11 and 13 of each of the cover pages (including the explanatory note in the "Comments") of this Amendment No. 1 is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in rows 7 through 10 of each of the cover pages of this Amendment No. 1 is incorporated by reference herein.

The Reporting Persons' securities (a) include (i) 1,897,677 shares of Common Stock, 46,381 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and 5,754,000 shares of Common Stock issuable upon conversion of 5,754 shares of Series A Preferred Stock, directly held by Fund II, and (ii) 2,655,817 shares of Common Stock directly held by Co-Invest, and (b) exclude (i) 5,743,825 shares of Common Stock issuable upon exercise of Pre-Funded Warrants and (ii) 6,868,000 shares of Common Stock issuable upon conversion of 6,868 shares of Series A Preferred Stock, in each case directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Common Stock and the conversion of the Series A Preferred Stock is subject to a beneficial ownership limitation of 19.99%. The securities exclude shares of Common Stock issuable upon exercise of Pre-Funded Warrants and conversion of shares of Series A Preferred Stock in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Common Stock, the beneficial ownership limitation with respect to the Series A Preferred Stock will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: On October 6, 2025, Fund II purchased a total of (i) 1,333,126 shares of Common Stock at a price of $9.14 per share and (ii) Pre-Funded Warrants to purchase 855,047 shares of Common Stock at a purchase price of $9.1399 per Pre-Funded Warrant, which represents the per share purchase price of the shares of Common Stock less the $0.0001 per share exercise price for each Pre-Funded Warrant, in the PIPE for an aggregate purchase price of $19,999,815.72.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager to Fund II and Co-Invest and has voting and dispositive power over shares of Common Stock held on behalf of Fund II and Co-Invest.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement
99.2 Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on October 7, 2025).
99.3 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed with the SEC on October 7, 2025).
99.4 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the SEC on October 7, 2025).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (10/08/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/08/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (10/08/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/08/2025)
- Fairmount Healthcare Co-Invest IV L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (10/08/2025)
- Fairmount Healthcare Co-Invest IV L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (10/08/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (10/08/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (10/08/2025)